EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31 (Dollars in Millions)	2012	2011	2010	2009	2008
Earnings
1. Net income attributable to U.S. Bancorp	$5,647	$4,872	$3,317	$2,205	$2,946
2. Applicable income taxes, including expense related to unrecognized tax positions	2,236	1,841	935	395	1,087

3. Net income attributable to U.S. Bancorp before income taxes (1 + 2)	$7,883	$6,713	$4,252	$2,600	$4,033

4. Fixed charges:
a. Interest expense excluding interest on deposits*	$1,447	$1,676	$1,651	$1,818	$2,805
b. Portion of rents representative of interest and amortization of debt expense	103	102	101	94	83

c. Fixed charges excluding interest on deposits (4a + 4b)	1,550	1,778	1,752	1,912	2,888
d. Interest on deposits	691	840	928	1,202	1,881

e. Fixed charges including interest on deposits (4c + 4d)	$2,241	$2,618	$2,680	$3,114	$4,769

5. Amortization of interest capitalized	$—	$—	$—	$—	$—
6. Earnings excluding interest on deposits (3 + 4c + 5)	9,433	8,491	6,004	4,512	6,921
7. Earnings including interest on deposits (3 + 4e + 5)	10,124	9,331	6,932	5,714	8,802
8. Fixed charges excluding interest on deposits (4c)	1,550	1,778	1,752	1,912	2,888
9. Fixed charges including interest on deposits (4e)	2,241	2,618	2,680	3,114	4,769

Ratio of Earnings to Fixed Charges
10. Excluding interest on deposits (line 6/line 8)	6.09	4.78	3.43	2.36	2.40
11. Including interest on deposits (line 7/line 9)	4.52	3.56	2.59	1.83	1.85

*	Excludes interest expense related to unrecognized tax positions